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AFFORDABLE RESIDENTIAL COMMUNITIES INC.
7887 E. BELLEVIEW AVE., SUITE 200
ENGLEWOOD CO 80111

December 6, 2006

VIA FACSIMILE & EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Elaine Wolff, Branch Chief

  Re:
  Affordable Residential Communities Inc.
   Registration Statement on Form S-3 (File No. 333-138050)

Ladies and Gentlemen:

        Pursuant to Rule 461 of the Securities Act of 1933, as amended, we respectfully request that the effective date of the Registration Statement on Form S-3 (File No. 333-138050), as amended by Amendment No. 1, filed on December 5, 2006, be accelerated by the Securities and Exchange Commission (the "Commission") to 10:00 a.m. Eastern Daylight Time on December 8, 2006 or as soon as practicable thereafter.

        We hereby acknowledge the following:

  •
  That, should the Commission or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

  •
  That the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing.

  •
  That we may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We request that we be notified of such effectiveness by a telephone call to Daniel I. Fisher, counsel to the Company, at (202) 371-7352 and that such effectiveness also be confirmed in writing.

Very truly yours,
AFFORDABLE RESIDENTIAL COMMUNITIES INC.
By:	/s/ SCOTT L. GESELL
	Name:	Scott L. Gesell
	Title:	Executive Vice President, General Counsel and Secretary
cc:
Daniel I. Fisher
Skadden, Arps, Slate, Meagher & Flom LLP

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AFFORDABLE RESIDENTIAL COMMUNITIES INC. 7887 E. BELLEVIEW AVE., SUITE 200 ENGLEWOOD CO 80111